U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number _____

<u>Enterprise V Corporation</u>
(Name of Small Business Issuer in its charter)

<u>Florida</u>	**26-2676697**
(State or other jurisdiction of incorporation or formation)	**(I.R.S. employer identification number)**

5976 20th Street No 177
Vero Beach, FL   <u>32966</u>
(Address of principal executive offices)   (Zip Code)

Issuer's telephone number: (772) 794-2804
facsimile number: (772) 539-8372

Copies to:
McElravy, Kinchen & Associates, P.C.
13831 NorthWest Frwy, Suite 300
Houston, TX 77040
(832) 242-9950

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which each class is to be registered
Common Stock, $.001	N/A

Contents

Item 1   Description of Business

a) Business Development

Enterprise V Corporation was incorporated in the State of Florida on May 22, 2008. The Company was formed to pursue a business combination with a target business opportunity yet to be finalized and to provide a method for a domestic or foreign private company to become a reporting company whose securities would be qualified for trading in the United States secondary market. As of this date the company has not reached terms with a possible business combination and has not issued nor entered into a letter of intent with or concerning any target business opportunity, and there can be no assurances that we will be successful in locating or negotiating with any target business opportunity. We have been in the developmental stage since inception and have no other operations to date other than issuing shares to our original shareholders.

Enterprise V Corporation has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

b) Business of the Issuer

Enterprise V Corporation is a "blank check" company within the meaning of Section 3(a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act"). U.S. Securities and Exchange Commission ("SEC") defines such a company as "any development stage company that is issuing a penny stock, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." The Company also qualifies as a "shell company", further to SEC Rule 12b-2 of the Securities Act of 1933, as amended (the "Securities Act"), because it has no or nominal assets (other than cash) and no or nominal operations.

Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully combined with a business opportunity. The company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do further pursuant to the Securities and Exchange Act of 1934. The company believes that being a reporting company under the Exchange Act of 1934, as amended, could provide a prospective acquisition or merger candidate with additional information concerning the Company that might make the Company more attractive to a business opportunity as a potential business combination. When the Registration Statement becomes effective the Company will comply with the periodic reporting requirements of the Exchange Act for so long as the Company is subject to those requirements.

The Company was organized as a vehicle to investigate and combine with, where appropriate, a target business opportunity seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months will be to achieve a combination with a business opportunity. The Company will not restrict its potential candidate target business opportunity to any specific business, industry or geographical location and, thus, may acquire any type of business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. However, there can be no assurance that the Company will have the ability to combine with an operating business, business opportunity, or property that will be of material benefit to the Company. The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the

Registrant who are not professional business analysts and in all likelihood will not be experienced in matters relating to the target business opportunity.

The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider, among other things, the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c) Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h) Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired. The manner in which the Registrant participates in a target business opportunity will depend upon the nature of the target business opportunity, the respective needs and desires of the Registrant and the promoters of the target business opportunity, and the relative negotiating strength of the Registrant and such promoters.

Form of Potential Business Combination

It is likely that that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. In most instances the target business opportunity will wish to structure the business combination, acquisition or merger within the definition of a tax-free reorganization further to Section 351 or 368 of the Internal Revenue Code of 1986, as amended. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization. The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of a business combination, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our current management. Our officers and directors are engaged in outside business activities and we anticipate that they will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, as are incident to a business combination.

c)   Reports to Security Holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth St, N.W., Washington D.C., 20549. The public my obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www/sec.gov.

Item 1A   Risk Factors

Risk Factors

AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES AN EXTREMELY HIGH DEGREE OF RISK.

1. WE HAVE NO OPERATING HISTORY

We have no operating history nor any revenues or earnings from operations. We have no significant assets or financial resources. It is highly likely that we will sustain expenses associated with maintaining a shell operation while endeavoring to identify a target business opportunity. Although our target business evaluation will seek to combine with a business opportunity that generates revenue, profits and immediate cash flow, there can be no assurance that if and when we have identified and consummated a business combination with a target business opportunity that we will be able to generate revenue, profits or cash flow.

2. WE HAVE NO EXISTING AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION

We have no final arrangements or agreement or understanding with respect to a combination, acquisition or merger of a private or public business opportunity, and no assurances can be given that we will successfully conclude any sort of business combination. We cannot guarantee that we will be able to negotiate and finalize a business combination on favorable terms, and there is consequently a risk that future funds allocated to the purchase of our shares will not be invested in a company with active business operations.

3. OUR FUTURE SUCCESS IS HIGHLY DEPENDENT ON THE ABILITY OF MANAGEMENT TO LOCATE AND ATTRACT A SUITABLE ACQUISITION.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of an identified business opportunity. While management is proactively seeking business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in reaching terms with candidates meeting those criteria. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor business or joint venture partner and numerous other factors beyond our control.

4. MANAGEMENT INTENDS TO DEVOTE ONLY A LIMITED AMOUNT OF TIME TO SEEKING A TARGET COMPANY WHICH MAY ADVERSELY IMPACT OUR ABILITY TO IDENTIFY A SUITABLE ACQUISITION CANDIDATE.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officers and directors have not entered into any written employment agreements with the Company and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

5. THE COMPANY HAS CONDUCTED NO MARKET RESEARCH OR IDENTIFICATION OF BUSINESS OPPORTUNITIES, WHICH MAY AFFECT OUR ABILITY TO IDENTIFY A BUSINESS TO MERGE WITH OR ACQUIRE.

We have neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition of a business opportunity as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business opportunity or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to combine with, acquire, or merger with a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be made unilaterally by our management who may act without the consent, vote or approval of our stockholders.

6. THERE MAY BE CONFLICTS OF INTEREST BETWEEN OUR MANAGEMENT AND OUR NON-MANAGEMENT STOCKHOLDERS.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Furthermore, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, our officers are currently involved with other blank check companies and possible conflicts in the pursuit of business combinations with such other blank check companies with which they are now involved, or may become involved with in the future. If we and the other blank check companies with which our officers and directors are affiliated desire to take advantage of the same business opportunity, then the officers and directors that are affiliated with both companies would have to abstain from voting upon that business opportunity.

7. THE TIME AND COST OF PREPARING A PRIVATE COMPANY TO BECOME A PUBLIC REPORTING COMPANY MAY PRECLUDE US FROM ENTERING INTO A MERGER OR ACQUISITION WITH THE MOST ATTRACTIVE PRIVATE COMPANIES.

Target companies that fail to comply with the SEC reporting requirements may delay or preclude a business combination, acquisition or merger with a business opportunity. Sections 12 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements of the company acquired, possibly covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare those statements may significantly delay or essentially preclude a business combination, acquisition merger. Consequently, otherwise suitable acquisition prospects that do not have or unable to obtain the required audited statements may be inappropriate for acquisition as long as the reporting requirements of the Exchange Act remain applicable.

8. THERE IS COMPETITION FOR THOSE PRIVATE COMPANIES SUITABLE FOR A MERGER TRANSACTION OF THE TYPE CONTEMPLATED BY MANAGEMENT.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking business combinations, acquisitions, mergers, joint ventures or acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

9. THE COMPANY MAY BE SUBJECT TO FURTHER GOVERNMENT REGULATION WHICH WOULD ADVERSELY AFFECT OUR OPERATIONS.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

10. ANY POTENTIAL ACQUISITION OR MERGER WITH A FOREIGN COMPANY MAY SUBJECT US TO ADDITIONAL RISKS.

If we enter into a business combination, acquisition or merger with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, capital investment, resource self sufficiency and balance of payments positions and in other respects.

11. THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK.

Our outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

12. THE COMPANY MAY BE SUBJECT TO CERTAIN TAX CONSEQUENCES IN OUR BUSINESS, WHICH MAY INCREASE OUR COST OF DOING BUSINESS.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity. We cannot guarantee however that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

13. THE COMPANY INTENDS TO ISSUE MORE SHARES IN A MERGER OR ACQUISITION, WHICH WILL RESULT IN SUBSTANTIAL DILUTION.

Our certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 50,000,000 shares of preferred convertible stock. Any merger or acquisition with a business opportunity effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arms-length basis by our management resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but un-issued shares without stockholder approval. To the extent that additional shares of common stock or preferred convertible stock are issued in connection with a business combination or otherwise, dilution of the interests of our stockholders will occur and the rights of the holders of common stock may be materially and adversely affected.

14. BECAUSE WE MAY SEEK TO COMPLETE A BUSINESS COMBINATION THROUGH A "REVERSE MERGER", FOLLOWING SUCH A TRANSACTION WE MAY NOT BE ABLE TO ATTRACT THE ATTENTION OF MAJOR BROKERAGE FIRMS.

Additional risks may exist since we will assist a privately held business to become public through a "reverse merger". Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive for brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

15. WE CANNOT ASSURE YOU THAT FOLLOWING A BUSINESS COMBINATION WITH AN OPERATING BUSINESS THAT OUR COMMON STOCK WILL BE LISTED ON NASDAQ OR ANY OTHER SECURITIES EXCHANGE.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system or on the "pink sheets", where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a SEC rule that if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Item 2   Management's Discussion and Analysis or Plan of Operations

The quantifiable financial information required by this item is contained under the section "Item 13 – Financial statements and supplementary data." As the Company has been in existence less than one year with no operations comparable financial information is not provided.

The Company was organized as a vehicle to investigate and, if such investigation warrants, combine with a target business opportunity seeking the perceived advantages of being a publicly held corporation. During the next 12 months we anticipate incurring costs related to filing of Exchange Act reports and costs related to consummating a business combination. The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months will be paid with money in our treasury and additional amounts, as necessary, will be loaned to or invested in the Company by our stockholders, management or other investors.

The Company may consider a business opportunity which has recently commenced operations, or is a developing company in need of additional funds for expansion into new products or markets, or is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination, acquisition or merger may be concluded with a company that does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense and loss of voting control which may occur in a public offering.

Our officers and director have not had any binding contact or discussions with any representative of any other entity regarding a business combination with the Company. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent on a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapidly changing technologies occurring in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Subsequent to June 17, 2008 we have an agreement to merge with another operating entity. These merger has not yet been finalized and no assurance can be provided that the merger transaction will be completed. If completed a change in control will take place.

Item 3   Description of Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company uses the offices of management at no cost to the Company. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4   Security Ownership of Certain Beneficial Owners and Management

(a)   Security ownership of certain beneficial owners

The following table sets forth, as of June 17, 2008, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Enterprise Creations LLC [1] 5976 20th Street, No 177 Vero Beach, FL 32966	2,100,000	100%
All Officers and Directors	- 0 -	0%

[1] **Enterprise Creations LLC, a Florida limited liability company, is the incorporator-founder and only shareholder of the Company. William D. Kyle, President, Treasurer and Director of the Company, and Robert Smith, Secretary and Director of the Company, are the Managing Members of Enterprise Creations LLC**

Item 5   Directors, Executive Officers, Promoters and Control Persons

(a)   Our directors and officers and additional information concerning them are as follows:

Name	Age	Position		
William D. Kyle	62	President, Director [2]	Treasurer	and
Robert Smith	46	Corporate Director [2]	Secretary	and

[2] **The term of office of Director(s) expires at our annual meeting of stockholders or until successor(s) is/are duly elected and qualified.**

William D. Kyle, President, Treasurer and Director

Possessing a 20+ year chronology of successfully driving benchmark-setting growth and expansion with organizations from start-ups to globally focused Fortune 1000's, William D. Kyle is a disciplined leader with proven, repeated success in building shareholder value and increasing returns on investments. Noted for his emphasis on strategic and tactical planning, his collaborative and inspirational leadership style centers on executing business strategies and tactics to achieve financial and valuation results. With a strong boardroom presence, Mr. Kyle has been instrumental in raising investment capital, successfully completing initial and secondary public offerings and five strategic acquisitions.

Robert Smith, Secretary

Robert Smith has 20 plus cumulative years of management experience; 16 years at executive-level management; 12 plus years [hands-on] building start-ups and emerging companies; 10 years business development consultant. Extensive experience and success in strategic planning and management and capital acquisition (equity and private debt). Smith is a "nuts and bolts" business development professional with proven success working with development, start-up, emerging and growth companies in a variety of industries; with added emphasis on capital acquisition strategies and business plan development.

(b)   Significant Employees. None

(c)   Family Relationships. None

(d)   Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

(e)   The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

(f)   Other Blank Check Company / Experience:

As indicated below, members of management also serve as officers and directors of:

Name of Business	Filing Date	Status	SEC File Number	Pending Business Combinations	Additional Information
Enterprise IV Corporation	August 6, 2008			None	William D. Kyle serves as President, Treasurer and Director of Enterprise IV Corporation
					Robert Smith serves as Secretary and Director of Enterprise IV Corporation
Enterprise VI Corporation	July 25, 2008			None	William D. Kyle serves as President, Treasurer and Director of Enterprise VI Corporation
					Robert Smith serves as Secretary and Director of Enterprise VI Corporation

Item 6   Executive Compensation

The Company's officers and directors have not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering nor until the consummation of a business combination, acquisition or merger acquisition of a business opportunity. No remuneration of any nature has been paid to any officer or director on account of services rendered by such in those capacitates. The Company's officers and directors intend to devote no more than a few hours a week to the affairs of the Company.

It is possible that after the Company successfully consummates a business combination, acquisition or merger with an unaffiliated entity that entity may desire to employ or retain one or more members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table or otherwise.

Item 7   Certain Relationships and Related Transactions

The Company utilizes the office space and equipment of its management at no cost. Management estimates such amounts to be immaterial.

The Company has not issued any promissory notes or other evidence of indebtedness.

Item 8   Legal Proceedings

Presently, there are no pending legal proceedings to which the Registrant is a party or to which any of its property is subject, and the Registrant does not know nor is aware of any legal proceedings threatened or contemplated against it.

Item 9   Market for Common Equity and Related Stockholder Matters

(a) Market Information: The Company's Common Stock is not trading on any exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b) Holders: As of June 17, 2008, there was one (1) record holder of 2,100,000 shares of the Company's Common Stock.

(c) Dividends: The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrants business.

Item 10   Recent Sales of Unregistered Securities

The Registrant issued 100,000 shares of Series A Preferred Convertible Stock on May 22, 2008, the date of incorporation, for an aggregate purchase price of $100 in cash or cash equivalents authorized and issued by Resolution of the Incorporator(s) at the Meeting of Incorporators, and subsequently ratified by the Board of Directors at the Organization Meeting of the Board of Directors on May 22, 2008.. The Registrant transferred these shares of Series A Preferred Convertible Stock at the Organization Meeting of the Board of Directors in exchange for general incorporation filing expenses. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

The Registrant issued 2,000,000 shares of Series A Common Stock on May 27, 2008, for an aggregate purchase price of $2,000 in cash or cash equivalents, with $2,000 applied toward business expense. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

The Registrant issued 100,000 shares of Series A Common Stock on May 27, 2008, for an aggregate purchase price of $100 in cash or cash equivalents, with $100 received and deposited into the Company's bank account. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services rendered. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by a purchaser as consideration for the shares issued.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, and may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K.

Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

Item 11   Description of Securities

(a) **Common Stock:** All outstanding shares of Common Stock are of the same class and have equal rights an attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights. The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-12G.

(b) Debt Securities: None

(c) Other Securities to Be Registered: None

Item 12   Indemnification of Directors and Officers

The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the Florida General Corporation Laws; provided, however, the Company can modify the extent of indemnification by individual contracts with its directors and officers; provided further that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Florida General Corporation law; or (iv) such indemnification is required to be made under the Bylaws.

Item 13   Financial Statements and Supplementary Data.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Enterprise V Corporation
(A Development Stage Company)

We have audited the accompanying balance sheet of Enterprise V Corporation (A Development Stage Company) as of June 17, 2008, and the related statements of expenses, stockholders' equity and cash flows from May 22, 2008 (inception) through June 17, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Enterprise V Corporation (A Development Stage Company) as of June 17, 2008, and the results of its operations and its cash flows from May 22, 2008 (inception), through June 17, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has generated no income as of June 17, 2008, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McElravy, Kinchen & Associates, P.C.

www.mkacpas.com
Houston, Texas

June 20, 2008

ENTERPRISE V CORPORATION
(A Development Stage Company)
BALANCE SHEET
AS OF JUNE 17,2008

ASSETS:	
Current assets:	
Cash	$100
Total current assets	100
TOTAL ASSETS	**$100**

LIABILITIES AND STOCKHOLDERS' EQUITY:	
Current liabilities:	
Accounts payable	$0
Total; Current Liabilities	0
TOTAL LIABILITIES	0
Stockholders' Equity:	
Preferred Convertible Stock, $.001 par value; 50,000,000 shares authorized,	
100,000 shares issued and outstanding	100
Common Stock, $.001 par value; 100,000,000 shares authorized,	
2,100,000 shares issued and outstanding	2,000
Additional paid-in capital	100
Deficit accumulated during the exploration stage	(2,100)
Total Stockholders' Equity	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$100**

See the accompany summary of accounting policies and notes to the financial statements.

F-2

ENTERPRISE V CORPORATION
A Development Company
STATEMENT OF EXPENSES
FOR THE PERIOD
FROM MAY 22, 2008 (INCEPTION) THROUGH JUNE 17, 2008

	For the period From inception (May 22, 2008) June 17, 2008
Expenses:	
Exploration costs	$0
General and administrative expenses	2,100
Total Operating Expenses	$2,100
Net Loss	($2,100)
Net Loss per Common Share - Basic and Diluted	($0.001)
Per Share Information:	
Weighted Average Number Of Common Stock Shares Outstanding - Basic and Diluted	2,100,000

See the accompany summary of accounting policies and notes to the financial statements.

F-3

ENTERPRISE V CORPORATION
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE PERIOD
FROM MAY 22, 2008 (INCEPTION) THROUGH JUNE 17, 2008

	May 22, 2008 (Inception) to June 17, 2008
Cash Flows from Operating Activities:	
Net Loss	$ (2,100)
Net Cash Flows Used in Operations	$ (2,100)
Cash Flows from Financing Activities:	
Cash proceeds from the issuance of founders shares	$ 2,200
Net Cash Flows Provided by Financing Activities	$ 2,200
Net Increase in Cash	$ 100
Cash and cash equivalents - Beginning of period	$ -
Cash and cash equivalents - End of period	$ 100
SUPPLEMENTARY INFORMATION	
Interest Paid	$ -
Taxes Paid	$ -

See the accompany summary of accounting policies and notes to the financial statements.

F-4

ENTERPRISE V CORPORATION
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD
FROM MAY 22, 2008 (INCEPTION) THROUGH JUNE 17, 2008

| | Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated (Deficit) During the | Total Stockholders' |
	Number of Shares	Amount	Number of Shares	Amount	Capital	Development Stage	Equity
Inception – May 22, 2008 [1]	100,000	$ 100	-	$ -	$ -	$ -	$ 100
Issuance of stock to incorporator for expenses	-	-	2,100,000	2,000	100	-	2,100
Net loss for period	-	-	-	-	-	(2,100)	(2,100)
Balances - June 17, 2008	100,000	$ 100	2,100,000	$ 2,000	$ 100	$ (2,100)	$ 100

[1] Series A Preferred Convertible Stock, with one (1) vote per share.

See the accompany summary of accounting policies and notes to the financial statements.

F-5

Enterprise V Corporation
(A development stage company)
Notes to Financial Statements
June 17, 2008

Note 1- Description of Business

Enterprise V Corporation (the "Company") is a Vero Beach, Florida "blank check" Company that was incorporated on May 22, 2008. The Company is the business of actively seeking a merger candidate.

Note 2 - Preparation and Basis of Financial Statements

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Note 3- Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

The Company considers all highly liquid investments with original maturities from date of purchase of three months or less to be cash equivalents. Cash and equivalents consist of cash on deposit with domestic banks and, at times, may exceed federally insured limits. There were no cash equivalents as of June 17, 2008.

Income Taxes

The Company has adopted the provisions of SFAS No. 109, *"Accounting for Income Taxes"* which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share

Basic net income (loss) per common share amounts is computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options, stock warrants and redeemable convertible stock and are calculated using the treasury stock method. As of June 17, 2008 there were no dilutive convertible common shares outstanding.

Development Stage Enterprise

As a result of the Company's limited operating history and lack of current revenue stream we report our financial statements pursuant to FASB statement number 7, which focuses on development stage companies. Users of the financial statements should be familiar with these statements and its effect on the financial statements.

Recent Accounting Pronouncements

The Company does not expect that adoption of recently issued accounting pronouncements will have a material impact on its financial position, results of operations or cash flows.

Note 4 – Going Concern

Enterprise V Corporation does not meet the test of "going concern;" instead the corporation was formed to pursue a business combination with target business opportunity yet to be finalized and to provide a method for a domestic or foreign private company to become a reporting company whose securities would be qualified for trading in the United States secondary market. As of this date the company has not finalized a business combination and there can be no assurances that we will be successful in locating or negotiating with any target business opportunity and, as such, the Company has been in the developmental stage since inception and have no other operations to date other than issuing shares to our original shareholders. Enterprise V Corporation's financial statements have been prepared on a development stage company basis. Substantial doubt exists as to Enterprise V's ability to continue as a going concern. No adjustment has been made to these financial statements for the outcome of this uncertainty.

Note 5 – Income Tax

There has been no provision for U.S. federal, state, or foreign income taxes for any period because the company has incurred losses from inception.

At June 17, 2008, the company had US net operating loss carry forwards of approximately $2,100 for federal income tax purposes, and Florida currently imposes no state corporate income tax.

Deferred tax assets and liabilities are comprised of the following as of June 17, 2008:

Deferred income tax assets:			
Tax effect of net operating loss carry forward	$	714	
Valuation allowance		(714)	
Net deferred tax asset	$	-	

Realization of deferred tax assets is not practical until subsequent to a business combination with target business opportunity, and such a target business opportunity has yet to be finalized.

Note 6 – Share Capital

On May 22, 2008, Enterprise V Corporation issued 100,000 shares of its Series A Preferred Convertible Stock to the Company's Incorporator, Enterprise Creations LLC as founder shares in exchange for $100.

On May 27, 2008, Enterprise V Corporation issued 2,100,000 shares of its Series A Common Stock to the Company's Incorporator, Enterprise Creations LLC in exchange for expenses paid on behalf of the Company of $2,100.

At June 17, 2008, the company's stock register reports a total 2,100,000 shares of Common Stock outstanding, with all 2,100,000 still held and owned by Enterprise Creations LLC, and a total 100,000 shares of Preferred Convertible Stock outstanding, with all 100,000 still held and owned by Enterprise Creations LLC

Note 7 – Related Party Transactions

During the period ended June 17, 2008, Enterprise Creations LLC, the incorporator, has paid $2,100.00 in expenses for the relevant to this filing; and this expense, upon resolution of the board of directors, was offset by the issuance of 2,100,000 shares of Company Common Stock. 100,000 shares of Series A preferred convertible preferred stock was issued as founders shares.

Note 8 - Convertible Preferred Stock

The Company's Preferred Convertible Stock (though not registered with the SEC) is convertible to the Company's Common Stock without a waiting period at a 1:1 ratio for $0.001 per share. 100,000 shares were issued to the founders of the Company in exchange for $100.

.

Item 14   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure. McElravy, Kinchen & Associates, P.C. has been engaged by the Company to audit the initial period ended June 17, 2008. The decision to hire McElravy, Kinchen & Associates was approved by the Company's board of directors.

Item 15   Exhibits

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description
3.1	Articles of Incorporation
3.2	Bylaws
3.3	Auditor's Consent

SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERPRISE V CORPORATION

Date: September 15, 2008

By: /s/ *William D. Kyle*

Name: William D. Kyle
Title: President

ENTERPRISE V CORPORATION

Date: September 15, 2008

By: /s/ *Robert Smith*

Name: Robert Smith
Title: Corporate Secretary